

November 19, 2010

Peter Lamoureux
President
Everest Asset Management, Inc.
1100 North 4th Street, Suite 143
Fairfield, Iowa 52556

> **Re:** **The Everest Fund, L.P.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **File No. 000-17555**

Dear Mr. Lamoureux:

We have reviewed your amendment filed on October 25, 2010, and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Exhibits 31 and 32

1.   We note that you have filed an amendment to your 10-K for the year ended December 31, 2009 in response to comment two of the staff comment letter dated August 13, 2010. Your 302 certification continues to include an additional paragraph [6] which does not conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K. Please amend your 10-K to include a corrected 302 certification.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief